United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  October 28, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: October 28, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, October 28, 2008	www.gruma.com

THIRD-QUARTER 2008 RESULTS

HIGHLIGHTS

  Sales volume remained flat as higher sales volume in GIMSA was offset by lower volumes in the rest of the subsidiaries.

  Net sales increased 17%, driven mainly by price increases implemented in most subsidiaries to offset higher raw-material costs.

  EBITDA decreased 1%, and EBITDA margin declined to 7.5% from 8.9%. Better margins in GIMSA, Gruma Venezuela, Molinera de Mexico, and Gruma Centroamerica were offset by lower margins in Gruma Corporation.

  Debt increased to US$772 million, resulting mainly from corn procurement during the summer crop season, the final payment on the Agroinsa acquisition, and the construction of the tortilla plants in California and Australia.

Consolidated Financial Highlights
 (Ps millions)

	3Q08	3Q07	VAR (%)
Volume (thousand metric tons)	1,079	1,078	-
Net sales	10,553	9,020	17
Operating income	475	517	(8)
Operating margin	4.5%	5.7%	(120) bp
EBITDA	789	799	(1)
EBITDA margin	7.5%	8.9%	(140) bp
Majority net income	(1,765)	799	(321)
ROE (LTM)	(0.05)%	10.6%	(1065) bp

Debt
 (US$ millions)

Sep '08	Sep '07	Var	Jun '08	Var
772	754	2%	620	24%

RESULTS OF OPERATIONS
3Q08 vs. 3Q07

Sales volume was flat at 1,079 thousand metric tons as higher sales volume in GIMSA was offset by lower volumes in the rest of the subsidiaries.

Net sales increased 17% to Ps.10,553 million due primarily to higher prices in all subsidiaries-in particular Gruma Venezuela, Gruma Corporation, and Molinera de Mexico-which were implemented to compensate for higher raw-material costs. Sales from non-Mexican operations constituted 70% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 69.5% from 67.5%, driven mainly by Gruma Corporation. In absolute terms, cost of sales rose 20%, to Ps.7,335 million, due mainly to higher raw-material costs in Gruma Venezuela, Gruma Corporation, and Molinera de Mexico.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 26.0% from 26.7%, driven mainly by better absorption due to higher prices. In absolute terms, SG&A rose by 14%, to Ps.2,744 million, resulting primarily from Gruma Corporation, Gruma Venezuela, and, to a lesser extent, GIMSA.

Operating income decreased 8%, to Ps.475 million, and operating margin declined to 4.5% from 5.7%, both results driven by Gruma Corporation.

Other expense, net, was Ps.12 million, compared with income of Ps.623 million in the same period of 2007. This change was due mainly to the gain on the sale of Banorte shares during third-quarter 2007.

Comprehensive financing cost, net, was Ps.2,916 million versus Ps.153 million in third quarter 2007. The increase resulted mainly from non-cash losses on currency derivative instruments, which represented a negative mark-to-market value of approximately US$291 million.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.177 million, 12% lower than in third quarter 2007.

Taxes  resulted in income of Ps.568 million, compared with an expense of Ps.464 million in third quarter 2007, due mainly to positive deferred taxes in connection with the aforementioned non-cash losses on currency derivative instruments.

GRUMA's total net loss was Ps.1,707 million versus net income of Ps.724 million in third quarter 2007; the change came from the losses on currency derivative instruments. GRUMA's majority net loss was Ps.1,765 million, compared to a majority net income of Ps.799 million in the same period of 2007.

FINANCIAL POSITION
September 2008 vs. June 2008

Balance-Sheet Highlights	Total assets were Ps.39,859 million, an increase of 2%, driven mainly by increases in (1) other accounts receivable in GIMSA and Molinera de Mexico; and (2) property, plant and equipment, net, due to capacity expansions and upgrades.

Total liabilities were Ps.20,620 million, an increase of 14%, driven by higher debt in connection with corn procurement, the payment on the Agroinsa acquisition, and capital expenditures.

Stockholders' equity totaled Ps.19,239 million, 8% lower than at the end of second quarter 2008.
Debt Profile	GRUMA's debt amounted to US$772 million, of which approximately 94% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2008	2009	2010	2011	2012	2013...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility			250.0				250.0
Gruma Corp.'s revolving facility				60.0			60.0
7.96% senior notes	0.4	10.1					10.5
Other	58.0	79.2	11.9	1.7	0.7		151.5
TOTAL	58.4	89.3	261.9	61.7	0.7	300.0	772.0

Debt Ratios

	3Q08	2Q08	3Q07
Debt Ratios (last twelve months)
Debt/EBITDA	2.2	1.7	2.9
EBITDA/interest expense	8.1	6.8	3.5

Others Ratios

Operational Ratios	3Q08	2Q08	3Q07
Accounts receivable outstanding (days to sales)	38	38	40
Inventory turnover (days to cost of sales)	92	105	87
Net working capital turnover (days to sales)	49	59	63
Asset turnover (total assets to sales)	0.9	1.0	0.9
Profitability Ratios(%)
ROA	0.1	7.0	5.7
ROE	0.3	13.1	10.6
ROIC	9.3	9.5	8.6

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled Ps.473 million during third quarter 2008. Major investments were applied to the construction of tortilla plants in California and Australia.

SUBSIDIARY RESULTS
3Q08 vs. 3Q07

Gruma Corporation

Sales volume decreased 1% due to lower volumes in Europe as well as lower corn flour sales volume in the United States. Corn flour sales volume in the United States declined in connection with price increases implemented during the quarter and lower rates of immigration from Mexico.

Net sales rose 10%, to Ps.4,888 million, due to price increases implemented during 2007 in the U.S. corn flour and tortilla businesses and, more recently, price increases in the U.S. corn flour business.

Cost of sales as a percentage of net sales increased to 63.2% from 60.2% due mainly to higher wheat flour, shortening, cooking oil, and corn costs. In addition, higher fuel and natural gas costs affected our cost of sales. In absolute terms, cost of sales increased 15% due to the aforementioned cost increases.

SG&A as a percentage of net sales increased to 35.3% from 34.7% due to higher expenses, especially in Europe. In absolute terms, SG&A increased 12% due to (1) higher commissions paid to distributors in connection with higher prices; and (2) increased promotion and advertising expenses.

Operating income as a percentage of net sales decreased to 1.5% from 5.1%. In absolute terms, operating income decreased 67% to Ps.75 million resulting mainly from the aforementioned higher cost of sales.

GIMSA

Sales volume increased 4% to 459 thousand metric tons during third quarter 2008. Corn flour sales volume increased 4% to 428 thousand metric tons. This increase was a result of (1) higher sales to tortilla manufacturers in connection with the conversion from the traditional method to the corn flour method, (2) market-share gains within the corn flour industry, (3) and higher sales to supermarkets due to their increased coverage.

Net sales decreased 2% to Ps.2,312 million due mainly to the application of the Financial Reporting Standard B-10 (FRS B-10) as third quarter 2007 net sales are restated to December 2007 pesos.

Cost of sales as a percentage of net sales improved to 71.2% from 73.2% and, in absolute terms, declined 4% due primarily to lower corn costs.

SG&A as a percentage of net sales increased to 16.7% from 15.0% and, in absolute terms, rose 9% due mainly to higher commissions from higher sales volume, higher wages, and higher advertising expenses.

Operating income as a percentage of net sales increased to 12.1% from 11.8%, and in absolute terms, operating income grew 1% to Ps.280 million due to the aforementioned lower corn costs.

For additional information, please see GIMSA ''Third-Quarter 2008 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 2% due to a corn shortage in the country.

Net sales increased 109% due mainly to higher prices implemented to compensate for higher raw-material costs.

Cost of sales as a percentage of net sales improved to 76.2% from 78.5% due to higher prices. In absolute terms, cost of sales increased 103% mainly as a result of higher raw-material costs and, to a lesser extent, higher packaging costs and general salary increases.

SG&A as a percentage of net sales improved to 17.2% from 19.7% due to better absorption. In absolute terms, SG&A rose 82% due mainly to higher freight tariffs and, to a lesser extent, general salary increases and advertising expenses.

Operating income increased 646% to Ps.126 million. Operating margin improved to 6.6% from 1.8% in third quarter 2007.

Molinera de Mexico

Sales volume decreased 5% as a result of lower export sales.

Net sales increased 28% to Ps.868 million due to price increases implemented to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 75.4% from 80.6% due to higher prices, which more than offset the increase in wheat costs. In absolute terms, cost of sales grew 34% in connection with higher wheat costs.

SG&A as a percentage of net sales improved to 14.1% from 16.4% due to better absorption. In absolute terms, SG&A increased 10% due mainly to advertising.

Operating income was Ps.22 million versus an operating loss of Ps.1 million in third quarter 2007. Operating margin improved to 2.6% from negative 0.1% in third quarter 2007. Improvements were due to price increases, which more than offset higher wheat costs and contributed to better absorption.

Gruma Centroamerica

Sales volume decreased 7% as a result of lower corn flour sales volume in connection with lower corn prices in the region and increased price aggressiveness from competitors.

Net sales increased 16% to Ps.655 million due mainly to higher corn flour and tortilla prices implemented during the quarter to compensate for higher raw-material costs.

Cost of sales as a percentage of net sales improved to 71.3% from 72.6% due to better absorption. In absolute terms, cost of sales increased 14% due mainly to higher raw-material costs.

SG&A as a percentage of net sales improved to 21.3% from 22.4% due to better absorption. In absolute terms, SG&A increased 10% due mostly to higher distribution expenses in connection with (1) higher commissions due to higher prices and (2) higher fuel prices.

Operating income was Ps.48 million, 71% higher than in third quarter 2007. Operating margin improved to 7.3% from 5.0%.

Other and Eliminations	Operating loss Ps.77 million compared with operating loss of Ps.30 million in third quarter 2007.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. It defines the economic environments which affect an entity, which can be:

  Inflationary - when the accumulated inflation of three prior years is equal or greater than 26%.

  Not inflationary - when the accumulated inflation of three prior years is minor to 26%

Based on the foregoing, the consolidated figures are determined as follows:

  The figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates

  Once figures previously mentioned are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of the period.

  The figures for subsidiaries in Mexico, United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008.

  Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

  For comparability purposes, the 2007 consolidated figures are presented in constant Mexican pesos as of December 31, 2007.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.10.98/dollar as of September 30, 2008. The differences between the accounting principles generally accepted in Mexico and US GAAP, and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

INCOME STATEMENT SUMMARY	QUARTERS					YTD SEPTEMBER		
	3Q08	3Q07	VAR (%)	2Q08	VAR (%)	**2008**	2007	VAR (%)
NET SALES	**10,553**	9,020	17	10,161	4	**30,256**	26,041	16
GROSS PROFIT	**3,219**	2,927	10	3,416	(6)	**9,786**	8,316	18
GROSS MARGIN (%)	**30.5%**	32.5%		33.6%		**32.3%**	31.9%	
OPERATING INCOME	**475**	517	(8)	788	(40)	**1,843**	1,133	63
OPERATING MARGIN (%)	**4.5%**	5.7%		7.8%		**6.1%**	4.4%	
OTHER (INCOME) EXPENSE, NET	**12**	(623)		11		**51**	(718)	
COMPREHENSIVE FINANCING COST (INCOME)	**2,916**	153		(265)		**3,325**	86	
INTEREST EXPENSE	**139**	228		139		**442**	525	
INTEREST INCOME	**2,813**	(29)		(358)		**3,103**	(66)	
FOREIGN EXCHANGE LOSS (GAIN)	**75**	(10)		41		**67**	(26)	
MONETARY POSITION (GAIN) LOSS	**(112)**	(36)		(87)		**(286)**	(348)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(177)**	(201)		(156)		**(500)**	(494)	
TAXES	**(568)**	464		340		**(206)**	757	
NET INCOME	**(1,707)**	724	(336)	859	(299)	**(826)**	1,503	(155)
MAJORITY NET INCOME	**(1,765)**	799	(321)	689	(356)	**(1,168)**	1,492	(178)
EARNINGS PER SHARE[1]	**(3.13)**	1.66	(289)	1.22	(356)	**(2.07)**	3.09	(167)
EARNINGS PER ADR (US$)[2]	**(1.14)**	0.60	(289)	0.45	(356)	**(0.75)**	1.13	(167)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**315**	282		316		**918**	836	
EBITDA[3]	**789**	799	(1)	1,104	(28)	**2,761**	1,970	40
CAPITAL EXPENDITURES (MILLIONS US$)	**45**	44		78		**158**	132	

BALANCE SHEET SUMMARY	**Sep-08**	Sep-07	VAR (%)	Jun-08	VAR (%)
CASH AND CASH EQUIVALENTS	**679**	522	30	1,026	(34)
TRADE ACCOUNTS RECEIVABLE	**4,502**	3,997	13	4,333	4
OTHER ACCOUNTS RECEIVABLE	**2,973**	1,208	146	2,099	42
INVENTORIES	**7,487**	5,880	27	7,872	(5)
CURRENT ASSETS	**16,187**	12,149	33	16,160	0
PROPERTY, PLANT, AND EQUIPMENT, NET	**17,048**	15,752	8	16,406	4
TOTAL ASSETS	**39,859**	33,679	18	38,967	2
SHORT-TERM DEBT	**1,391**	1,551	(10)	983	42
CURRENT LIABILITIES	**11,202**	6,741	66	9,497	18
LONG-TERM DEBT	**7,085**	6,798	4	5,441	30
TOTAL LIABILITIES	**20,620**	15,578	32	18,010	14
MAJORITY STOCKHOLDERS' EQUITY	**16,060**	15,380	4	17,849	(10)
STOCKHOLDERS' EQUITY	**19,239**	18,101	6	20,958	(8)
CURRENT ASSETS/CURRENT LIABILITIES	**1.45**	1.80		1.70	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**1.07**	0.86		0.86	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.31**	0.32		0.23	
BOOK VALUE PER SHARE[1]	**28.49**	31.87		31.68	

[1] On the basis of 563,652,709 shares as of September 30, 2008, 482,549,952 shares as of September 30, 2007, and 563,356,209 shares as of June 30, 2008.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.88 per dollar as of September 30, 2008.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: 03 YEAR: 2008

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

TO SEPTIEMBRE 30 OF 2008 AND 2007

(Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**39,859,349**	**100**	**33,678,596**	**100**
s02	**CURRENT ASSETS**	**16,186,886**	**41**	**12,148,730**	**36**
s03	CASH AND SHORT-TERM INVESTMENTS	679,223	2	522,204	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,502,328	11	3,997,195	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,972,946	7	1,208,099	4
s06	INVENTORIES	7,487,222	19	5,880,244	17
s07	OTHER CURRENT ASSETS	545,167	1	540,988	2
s08	**LONG-TERM**	**3,686,544**	**9**	**3,019,263**	**9**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	96,036	0	109,697	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,548,153	9	2,904,075	9
s11	OTHER INVESTMENTS	42,355	0	5,491	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**17,047,616**	**43**	**15,751,543**	**47**
s13	LAND AND BUILDINGS	7,341,433	18	6,735,742	20
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	21,377,145	54	19,513,345	58
s15	OTHER EQUIPMENT	541,861	1	1,011,507	3
s16	ACCUMULATED DEPRECIATION	13,892,681	35	12,869,065	38
s17	CONSTRUCTION IN PROGRESS	1,679,858	4	1,360,014	4
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**2,902,795**	**7**	**2,732,557**	**8**
s19	**OTHER ASSETS**	**35,508**	**0**	**26,503**	**0**
s20	**TOTAL LIABILITIES**	**20,620,178**	**100**	**15,578,072**	**100**
s21	**CURRENT LIABILITIES**	**11,201,523**	**54**	**6,741,128**	**43**
s22	SUPPLIERS	3,680,398	18	2,530,550	16
s23	BANK LOANS	1,391,237	7	1,551,032	10
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	94,083	0	14,192	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	6,035,805	29	2,645,354	17
s27	**LONG-TERM LIABILITIES**	**7,085,443**	**34**	**6,798,089**	**44**
s28	BANK LOANS	7,085,443	34	6,798,089	44
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,333,212**	**11**	**2,038,855**	**13**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**19,239,171**	**100**	**18,100,524**	**100**
s34	**MINORITY INTEREST**	**3,178,999**	**17**	**2,720,909**	**15**
s35	**MAJORITY INTEREST**	**16,060,172**	**83**	**15,379,615**	**85**
s36	**CONTRIBUTED CAPITAL**	**9,083,933**	**47**	**7,030,771**	**39**
s79	CAPITAL STOCK	6,949,196	36	4,880,142	27
s39	PREMIUM ON ISSUANCE OF SHARES	2,134,737	11	2,150,629	12
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**6,976,239**	**36**	**8,348,844**	**46**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	5,801,044	30	8,804,444	49
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,175,195	6	-455,600	-3
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **03** YEAR: **2008**

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Previous Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**679,223**	**100**	**522,204**	**100**
s46	CASH	453,611	67	408,491	78
s47	SHORT-TERM INVESTMENTS	225,612	33	113,713	22
s07	**OTHER CURRENT ASSETS**	**545,167**	**100**	**540,988**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	170,502	31	131,630	24
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	374,665	69	409,358	76
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**2,902,795**	**100**	**2,732,557**	**100**
s48	DEFERRED EXPENSES (NET)	1,019,994	35	852,953	31
s49	GOODWILL	1,882,801	65	1,879,604	69
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**35,508**	**100**	**26,503**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	35,508	100	26,503	100
s21	**CURRENT LIABILITIES**	**11,201,523**	**100**	**6,741,128**	**100**
s52	FOREIGN CURRENCY LIABILITIES	5,427,795	48	4,420,003	66
s53	MEXICAN PESOS LIABILITIES	5,773,728	52	2,321,125	34
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**6,035,805**	**100**	**2,645,354**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	3,435,253	57	19,101	1
s89	INTEREST LIABILITIES	39,953	1	77,273	3
s68	PROVISIONS	567,294	9	474,110	18
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,984,955	33	2,068,336	78
s105	BENEFITS TO EMPLOYEES	8,350	0	6,534	0
s27	**LONG-TERM LIABILITIES**	**7,085,443**	**100**	**6,798,089**	**100**
s59	FOREIGN CURRENCY LIABILITIES	7,011,074	99	6,731,103	99
s60	MEXICAN PESOS LIABILITIES	74,369	1	66,986	1
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**2,333,212**	**100**	**2,038,855**	**100**
s66	DEFERRED TAXES	2,003,023	86	1,785,290	88
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	88,114	4	59,191	3
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	242,075	10	194,374	10
s79	**CAPITAL STOCK**	**6,949,196**	**100**	**4,880,142**	**100**
s37	CAPITAL STOCK (NOMINAL)	6,949,196	100	4,880,142	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **03** YEAR: **2008**

GRUMA, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Mexican Pesos)

CONSOLIDATED

Previous Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**787,404**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	1,013,991
c41	+ (-) OTHER ITEMS	0	-226,587
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-1,933,464**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-208,375
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-2,346,708
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-72,709
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	166,664
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	527,664
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**1,621,717**
c23	+ BANK FINANCING	0	603,512
c24	+ STOCK MARKET FINANCING	0	3,317,357
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-2,299,152
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-623,225**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	-627,264
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	4,039
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-1,333,868**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	419,093
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-1,437,916
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	82,891
c39	+ (-) OTHER ITEMS	0	-397,936

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **03** YEAR: **2008**

GRUMA, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

DESGLOSE DE MAIN CONCEPTS

Previous Printing

(Mexican Pesos) **CONSOLIDATED**

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	-19,038	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	-19,038	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	411,208	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	971,991	0
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	5,960	0
e20	+IMPAIRMENT LOSS	13,709	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-500,283	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-36,153	0
e24	(-)+ OTHER ITEMS	-44,016	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	3,617,187	0
e25	+ACCRUED INTEREST	391,908	0
e26	+ (-) OTHER ITEMS	3,225,279	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-3,246,346	0
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-1,816,015	0
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-2,067,210	0
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-76,662	0
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	932,878	0
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	295,255	0
e32	+ (-) INCOME TAXES PAID OR RETURNED	-514,592	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-1,840,067	0
e33	-PERMANENT INVESTMENT IN SHARES	-154,568	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-1,656,384	0
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	26,315	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	-54,313	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	29,722	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	-30,839	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	2,331,250	0
e45	+BANK FINANCING	3,451,611	0
e46	+STOCK MARKET FINANCING	0	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-2,839,503	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	2,111,057	0
e52	(-)DIVIDENDS PAID	-63,731	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-398,723	0
e56	-REPURCHASE OF SHARES	-11,524	0
e57	+ (-)OTHER ITEMS	82,063	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA**

GRUMA, S.A.B. DE C.V.

QUARTER: **03** YEAR: **2008**

CREDITS BREAK DOWN

(Mexican Pesos)

CONSOLIDATED

Previous Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
FIDEICOMISO AAA NAFINSA	NOT APPLIED	16/05/1994	01/03/2012	9.47	19,322	49,918	40,825	22,729	9,243	1,572						
SAN ANTONIO I.D.B.	NOT	03/11/1994	01/11/2009	3.51							0	0	44,963	0	0	0
HOUSTON I.D.B.	YES	29/11/1994	01/11/2009	3.51							0	0	70,711	0	0	0
	NOT										0	0	0	0	0	0
	YES										0	0	0	0	0	0
COMMERCIAL BANKS																
BBVA BANCOMER	NOT	13/12/2007	28/07/2010	3.24							0	0	1,847,000	0	0	0
BBVA BANCOMER	NOT	18/09/2008	28/07/2010	2.85							0	0	501,940	0	0	0
BANCOMEXT	NOT	24/09/2008	24/10/2008	4.43							131,760	0	0	0	0	0
BBVA BANCOMER	NOT	29/09/2008	28/07/2010	4.09							0	0	516,060	0	0	0
JP MORGAN	NOT	17/09/2008	15/09/2009	3.49							0	38,496	0	0	0	0
MERRYL LYNCH	YES	03/03/2007	03/12/2099	7.75							0	0	0	0	0	3,294,000
BANK OF AMERICA REVOLVER	NOT	30/10/2006	30/10/2011	5.47							0	0	0	0	658,800	0
DEBENTURES	YES	01/05/2004	01/07/2010	7.23							0	0	4,502	0	0	0
CARL HUGHES	NOT	23/07/1999	22/07/2009	7.00							0	1,098	0	0	0	0
JOHN HANCOCK	YES	19/01/1994	01/02/2009	7.96							4,502	115,795	0	0	0	0
WELLS FARGO	NOT	28/07/2008	28/01/2009	4.16							0	54,899	0	0	0	0
WELLS FARGO	YES	21/08/2008	20/02/2009	4.13							0	54,899	0	0	0	0
SANTANDER	NOT	25/09/2008	09/10/2008	4.87							230,580	0	0	0	0	0
BANESCO	YES	29/11/2006	13/11/2009	9.75							20,255	47,133	47,097	0	0	0
BANESCO	NOT	29/11/2006	13/11/2009	9.75							10,370	30,657	30,627	0	0	0
BANESCO	YES	08/01/2008	02/01/2009	13.00							0	127,834	0	0	0	0
TRANSAMERICA BANK	NOT	17/12/2007	21/11/2008	5.35							32,939	0	0	0	0	0
TRANSAMERICA BANK	YES	06/03/2008	25/10/2008	4.89							54,899	0	0	0	0	0
WELLS FARGO	NOT	02/09/2008	02/03/2009	4.13							0	54,899	0	0	0	0
SCOTIABANK	YES	06/08/2008	09/02/2009	5.69							0	495	0	0	0	0
SCOTIABANK	NOT	06/08/2008	09/02/2009	5.69							0	23,040	0	0	0	0
CITIBANK	NOT	14/09/2007	30/09/2010	5.86							7,713	8,757	13,725	0	0	0
CITIBANK	YES	12/11/2007	12/11/2010	5.86							17,139	19,460	36,599	3,050	0	0
SCOTIABANK	NOT	25/04/2008	03/11/2008	5.69							10,208	0	0	0	0	0
SCOTIABANK	YES	25/04/2008	03/11/2008	5.69							1,702	0	0	0	0	0
HSBC DE C.R.	NOT	01/04/2008	05/10/2008	5.00							54,899	0	0	0	0	0